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                             August 1, 2023

       James Knopf
       Chief Executive Officer
       Gamer Pakistan Inc
       35 E Horizon Ridge Parkway, Suite 110-481
       Henderson, NV 89002-7906

                                                        Re: Gamer Pakistan Inc
                                                            Registration
Statement on Form S-1
                                                            Filed July 12, 2023
                                                            File No. 333-273220

       Dear James Knopf:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed July 12, 2023

       Prospectus Summary, page 1

   1. We note your response to comment 2 and reissue in part. You have amended your disclosure on page 3 of
the registration statement clarifying the nature of the agreement between IUCPSS and ESP.
Please make corresponding changes to the disclosure on page
                                                        44 where the agreement
between IUCPSS and ESP is described. Similarly, we note that you have added
disclosure to page 2 of the registration statement clarifying what is meant by "organized and
conducted," but you have not made similar changes to the disclosure found on page 29 in the
Business section. Please clarify this discrepancy. Lastly, it remains unclear how the
"Logo Agreements" listed relate to your business.
 James Knopf
FirstName  LastNameJames Knopf
Gamer Pakistan  Inc
Comapany
August     NameGamer Pakistan Inc
       1, 2023
August
Page 2 1, 2023 Page 2
FirstName LastName
2. We note your response to comment 5 and reissue in part. We acknowledge your disclosure clarifying that to date neither K2 Gamer nor ESP have generated any revenue. Please indicate the reason why you acquired K2 Gamer given that it has no revenue generating operations.
Use of Proceeds, page 23

3. With respect to the loan repayment to SII, please disclose the interest rate and maturity.
         Refer to Item 504 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital, page 27

4.       We note the various agreements you have entered into beginning on page
44. Please
         revise to describe your material cash requirements from known contractual obligations.
         Refer to Item 303 of Regulation S-K.
Cash Resources and Going Concern, page 28

5. You disclose on December 31, 2022, you had $232,575 in working capital. It appears that you had $70,544 in working capital. Please revise as necessary.
6. We note your response to comment 18 and reissue in part. We acknowledge the addition of disclosure to the Business and Related Party sections, but please also update the disclosure on page 28 to make clear that the $75,000 loan is from Richard Whelan as well as disclose the $10,750 loan made in 2022.
List of Our 2021-2022 K2 Gamer Esports Events, page 37

7. Please clarify in this section that neither you, K2 Gamer or ESP generated revenue from any of the events listed here. With respect to the list of Planned K2 Gamer Esports Events in 2023, please update the disclosure to reflect that certain of these events have already occurred. Please also disclose whether you have or will generate any revenue from the
         2023 events. If you did not generate revenue, please explain your specific role in such events.
Government Regulations, page 43

8. We note your response to comment 10 and reissue in part. Please disclose the specific existing laws and regulations that are material to an understanding of your business. We note that your added disclosure states "Other than the foregoing, there are no existing or probable laws and regulations that are material to the business of K2 Gamer and ESP."
         However, the foregoing disclosure only refers to "various Pakistan and international" tax laws, rules and regulations in place across each Pakistan jurisdiction. Please disclose these regulations to assist investors with understanding the regulatory regime in Pakistan.
 James Knopf
FirstName  LastNameJames Knopf
Gamer Pakistan  Inc
Comapany
August     NameGamer Pakistan Inc
       1, 2023
August
Page 3 1, 2023 Page 3
FirstName LastName
Agreement with Pixel Colony, page 44

9. We note your response to comment 12 and reissue in part. While we acknowledge the addition of disclosure describing "GAMER Core Platform," please also add disclosure that describes the material terms of the agreement, such as the obligation to make payments under the agreement. For example, please indicate if there is a minimum payment amount that is guaranteed. In this regard, we note that you are using $1.2 million of proceeds from the offering for payments under this agreement. Management, page 45

10. We note your response to comment 13 and reissue. If the board does not consider
         board oversight of the company   s cybersecurity risk management to be
necessary, please
         disclose as much. Alternatively, if there are relevant officers or managers who oversee cybersecurity risk management and report to the board, please disclose as much.
Certain Relationships and Related-Party Transactions, page 52

11. We note your response to comment 15 and reissue in part. We acknowledge the addition of cross-references to the Business section to provide details for the related party transactions. When describing the consulting agreement with Face Rebel, please clarify at what point the monthly payments of $16,000 will begin, if they haven't already. Refer to
         Item 404(a)(6) of Regulation S-K. In addition, when describing the loan agreement with
         SII, please also disclose the amount of interest that has been paid so far, or if none, please disclose as much. Refer to Item 404(a)(5) of Regulation S-K.
Exhibits

12. Please file the consent of your independent registered public accounting firm in your next amendment.
13. We note that Exhibit 10.4 does not have an asterisk to mark it for future filing, but it has also not been filed with this registration statement or been previously filed. Please clarify this discrepancy.
General

14. On page one, you state that to date all activities have been conducted by K2 Gamer and
         ESP, and not the Company. Please tell us how K2 Gamer and ESP conducted these activities when your June 5, 2023 response to comment 31 indicated that they had minimal financial statement activity with a zero net loss and $12,088 in total assets.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 James Knopf
Gamer Pakistan Inc
August 1, 2023
Page 4

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Patrick Kuhn at 202-551-3308 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameJames Knopf
                                                           Division of
Corporation Finance
Comapany NameGamer Pakistan Inc
                                                           Office of Trade &
Services
August 1, 2023 Page 4
cc:       Edward Swanson
FirstName LastName